February 6, 2019

Laurie Butcher
Senior Vice President of Finance
Alaska Communications Systems Group
600 Telephone Avenue
Anchorage, Alaska 99503-6091

       Re: Alaska Communications Systems Group Inc.
           Form 10-K for the Year Ended December 31, 2017
           Filed March 16, 2018
           File No. 001-38341

Dear Ms. Butcher:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications